VIA EDGAR

December 21, 2021

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, DC 20549

RE:	Connors Funds (the “Trust”), on behalf of the Connors Hedged Equity Fund (the “Fund”)

Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A

File Nos. 333-259791, 811-23742

Ladies and Gentlemen:

On behalf of the Trust, and pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment contains the prospectus and the statement of additional information for the Fund. The Trust has separately responded to the Commission staff's (the “Staff”) comments to the Trust’s initial registration statement on Form N-1A in a correspondence filing, filed as EDGAR correspondence on December 21, 2021.

Should members of the Staff have any questions or comments regarding the Amendment, please contact the undersigned at 336-607-7512 or jskinner@kilpatricktownsend.com.

Sincerely,

/s/ Jeffrey Skinner

Jeffrey T. Skinner